Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.:000-21810

The following is a transcript of Gentherm Incorporated’s (“Gentherm”) fourth quarter and full year 2025 financial results conference call held on February 19, 2026 which contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

Gentherm, Inc. (THRM)

Q4 2025 Earnings Call

CORPORATE PARTICIPANTS

Gregory Blanchette Senior Director-Investor Relations, Gentherm, Inc. William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.

OTHER PARTICIPANTS

Ryan Sigdahl

Analyst, Craig-Hallum Capital Group LLC

Luke L. Junk

Analyst, Robert W. Baird & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Greetings, and welcome to the Gentherm Fourth Quarter and Full Year 2025 Earnings Conference Call and Webcast. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded. [Operator Instructions]

It’s now my pleasure to turn the call over to Gregory Blanchette, Senior Director, Investors relations. Please go ahead.

Gregory Blanchette

Senior Director-Investor Relations, Gentherm, Inc.

Thank you and good morning, everyone, and thanks for joining us today. Gentherm’s earnings results were released earlier this morning, and a copy of the release is available at gentherm.com. Additionally, a webcast replay of today’s call will be available later today on the Investor Relations section of Gentherm’s website. During this call, we will make forward-looking statements within the meaning of federal securities laws.

These statements reflect our current views with respect to future events in financial performance, and actual results may differ materially. We undertake no obligation to update them except as required by law. Please see Gentherm’s earnings release and its SEC filings, including the latest 10-K, and subsequent reports, for discussions of our risk factors and other significant assumptions, risks, and uncertainties underlying such forward-looking statements.

During the call, we will also discuss non-GAAP financial measures as defined by SEC Regulation G. Reconciliations of these non-GAAP financial measures to the comparable GAAP financial measures are included in our earnings release and investor presentation.

On the call with me today are Bill Presley, President and Chief Executive Officer, and Jon Douyard, Chief Financial Officer. During their comments, they will be referring to a presentation deck that we’ve made available on the Investor section of Gentherm’s website. After the prepared remarks, we’d be pleased to take your questions.

Now, I’d like to turn the call over to Bill.

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Thank you, Greg, and good morning, everyone. Let’s begin on slide 3. During the year, we made significant progress on our long-term strategic initiatives while executing against our 2025 financial and operational priorities.

To drive strategic growth, we provided a thesis early last year on the broad applicability of our technology beyond automotive. We purposefully broke out our technologies into four platforms: thermal management and moving devices, pneumatic solutions, and valve systems, so that our commercial team could go out and conquest business with the technology in other markets. We provided updates on wins throughout the year to validate our hypothesis and continue to believe this will drive growth going forward.

Operationally, we continued our work to strategically realign our footprint, which will continue through 2026. And despite the near-term headwinds, these actions will play a significant role in our margin expansion over time. During the year, we began laying the foundation to drive improved efficiency and performance across the organization through business process standardization and the global rollout of our company operating system.

We are starting to gain traction and reap benefits from stronger operational rigor. These improvements will drive better financial performance and cash generation, allowing us to deploy capital aligned with our strategic framework.

To be clear, 2025 financial results are not indicative of what Gentherm can deliver as a business. We remain focused on executing our plans to grow and increase margins. As we enter 2026, we are confident that we have the right plan established to drive performance. We are executing our strategic priorities to build a more resilient Gentherm.

Let’s turn to slide 4. I took this role with a strong belief that Gentherm was at an inflection point to enter its next phase of growth by scaling its core technologies beyond its existing applications. And we have proven that ability in a short period of time. The team is focused on reigniting a profitable growth trajectory through both organic and inorganic opportunities.

In January, we announced a key part of transforming Gentherm into a precision flow management company that serves diverse markets through our planned combination with Modine Performance Technologies, which is expected to close by the end of the year. This combination creates a $2.6 billion market leader positioned to grow to over $3.5 billion with a compelling financial profile and end-market diversification. I am confident that this is the right transaction at the right time for Gentherm, and we’ll talk more about the benefits later in the deck.

Turning to organic, when I first joined Gentherm, I was impressed by the portability and scalability of our four core platforms. We saw great growth potential in scaling our existing products and technologies with new markets, new applications, and non-traditional customers. We tested that thesis very quickly in 2025 and validated that Gentherm products have broad applicability.

Within months, we generated a commercial funnel totaling over $300 million of lifetime revenue in markets outside of light vehicle. That funnel enabled us to successfully expand into commercial vehicles, powersports, and home and office. Beyond just winning awards, Gentherm began supplying product in rapid time to revenue markets.

During the fourth quarter, we were selected by another leading global furniture brands to supply our climate and comfort products. Our momentum in this market is accelerating. Our first discussions in this market began in the middle of 2025.

We have already started manufacturing and delivering components in January, demonstrating shorter development cycles and rapid time to revenue compared to our automotive business. For our customers, these represent innovative next-generation product offerings centered on wellness, a major and growing trend across these markets. For Gentherm, we are leveraging our existing assets and core technologies to drive this incremental revenue growth with accretive margins.

In Medical, we have prioritized reinvigorating our product lifecycle roadmap. Refreshing the product portfolio remains a key focus, and we are advancing these efforts by leveraging existing automotive intellectual property to accelerate innovation improve time to market, and support sustainable growth within the segment. Earlier this month, we announced our FDA 510(k) submission for a new innovative product.

The way surgeries are performed is changing. Robotic positioning, which allows the surgeon to move the patient for better access, is becoming more common. Our first-of-its-kind solution, the ThermAffyx system, combines conductive, air-free patient warming with securement technology to help prevent both hypothermia and patient movement during procedures. Given our strong relationships and deep engineering capabilities, medical professionals came to us to help solve this unmet gap in the markets.

The ThermAffyx system will begin generating revenue later this year, and we expect this product to be a key contributor that accelerates Medical’s annual revenue growth into the high teens. This is the first new product on our roadmap. We will continue to leverage Gentherm’s core technologies to develop solutions for the medical market. These are just a few examples of how we are executing against our plans. We said we would reposition the company for growth by taking our technologies outside of light vehicle, and we provided several proof points in 2025.

We are just getting started, and the combination with Modine Performance Technologies will play a key role going forward. We are taking bold, decisive actions that will position Gentherm for sustainable, profitable growth.

Turning to slide 5. I am very confident in our path to improve financial performance. Though revenue has plateaued over the last few years, we have a high level of visibility to growth accelerating, driven by strong automotive launch activity and our pursuits in adjacent medical markets. We have said before that we expect Gentherm’s growth trajectory to be mid-single-digit growth over market, and our belief in that has only strengthened.

On margins, we consistently shared our views on the major levers driving future margin expansion. We are investing in footprint optimization. We are launching Lumbar and Massage Comfort Solutions at improved margins and we will be able to leverage scale as growth accelerates. Our roadmap to delivering improved financial performance is clear. We are now well-positioned to deliver meaningful revenue growth and margin expansion.

And with that, I will turn the call over to John to review some business highlights and our outlook. Jon?

Jonathan C. Douyard

Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.

Thanks, Bill. Now turning to slide 6. Our team delivered another strong year of automotive new business awards, finishing 2025 with $2.2 billion, including $485 million in the fourth quarter.

For the year, these awards were highlighted by the Ford F-Series, high-volume platforms with Mercedes-Benz, and further adoption of our innovative [ph] Puls.A (00:09:50) solution. These wins demonstrate the strength of our industry-leading technology as we defend existing business, launch innovative new products, and create new market opportunities.

We generated record revenue of $1.5 billion in the year, which increased 2.9% compared to prior year or 1.8% when excluding foreign currency translation. Automotive Climate and Comfort Solutions revenue increased 5.8% ex-FX, which was offset by declines in other automotive products, $28 million, driven by our previously discussed planned exits. We continue to see strong growth of our market as we ended 2025 with fourth quarter Climate and Comfort Solutions revenue outgrowing light vehicle production by 820 basis points, excluding FX, with strong performance globally and across product categories.

Turning to profitability, we delivered $175 million of adjusted EBITDA in 2025, or 11.7% of sales, compared to 12.6% last year. The decrease was primarily driven by higher material costs, including unfavorable mix, as well as expenses related to our footprint realignment, partially offset by operating leverage. We generated $117 million operating cash flow, an increase of 7% compared to 2025. This was despite the fact that we were building inventory throughout the year to support the ongoing footprint transitions. Capital expenditures for the year were $56 million, down from $73 million in the prior year, as our team did a nice job focusing on asset utilization and scrutinizing new capital expenditures.

As a result of our team’s efforts, we further strengthened our balance sheet and ended the year with net leverage of 0.2 turns. We continue to emphasize cash flow as a key business priority and believe we are well-positioned to generate increased levels going forward. I’m confident that our increased financial rigor will drive improved results into 2026.

Please turn to slide 7 for a discussion on our guidance for 2026 and a preliminary revenue outlook for 2027. At this time, we have not factored in any impact regarding our planned combination with Modine Performance Technologies, which is expected to close by the end of 2026. We will provide better visibility on timing and impact as the year progresses. For 2026, we expect revenue to be between $1.5 billion and $1.6 billion, which is up approximately 3% at the midpoint when excluding slight year-over-year FX tailwinds.

According to S&P Global Mobility’s mid-February 2026 report, light vehicle production in our key markets is expected to decrease approximately 1% for the year. This positions us to grow above market by mid-single digits in the year, consistent with our long-term view. We expect the impact of strategically exited businesses to decline to approximately $10 million year-over-year. On margins, we expect adjusted EBITDA for 2026 to be in the range of $175 million to $195 million, which implies the midpoint adjusted EBITDA margin of approximately 12% or a 30-basis point expansion year-over-year.

The ongoing footprint transitions will continue to be a profit drag, which we expect to be approximately 60 basis points for 2026. As we think about the 2026 cadence, we expect the second half revenue to be slightly stronger than the first half, driven by new program launches.

On margins, we expect first quarter will be similar to prior year, with expected improvement throughout the year as the impact of contractual price downs is offset by material savings and productivity actions as the year progresses. We estimate that adjusted free cash flow will be in the range of $80 million to $100 million, assuming CapEx is in the range of $45 million to $55 million or approximately 3% of sales. This results in an adjusted free cash flow conversion rate of approximately 50%. While this marks an improvement from the last few years, we continue to believe there are opportunities to increase conversion to 60% or higher moving forward.

In addition to 2026 guidance, we are also introducing a preliminary 2027 revenue outlook. Based on current visibility, we expect 2027 revenue of $1.7 billion, up approximately 10% versus the 2026 midpoint guidance. This growth is supported by strong launch activities and adjacent market pursuits. While we continue to believe that our Automotive New Business Awards is a leading indicator of the long-term revenue of the business, we appreciate the challenge in connecting these awards to a near-to-mid-term outlook, given the lag in start of production and the varying program lives.

In order to provide additional visibility to the revenue trajectory, we believe it is important to communicate revenue projections beyond the current year at this time. And we’ll continue to look for other opportunities to increase transparency moving forward. Overall, we believe that the strategic actions we are taking to accelerate profitable growth and drive operating discipline provide us a clear roadmap for value creation as we move forward.

And with that, I will hand it back to Bill for some further color on our recent announcement to combine with Modine Performance Technologies.

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Thanks, Jon. Moving to slide 8, our combination with Modine Performance Technologies accelerates the execution of our strategic framework by expanding our technologies and capabilities in thermal and precision flow management. The combined company will have an attractive financial profile with revenue of approximately $2.6 billion, pro forma, synergy adjusted EBITDA of 13%, and a strong balance sheet.

We believe Gentherm is the ideal home for performance technologies and will provide it with a renewed focus to drive growth in attractive markets, including power generation, heavy-duty equipment, and commercial vehicles. This is a well-run organization, has a high-performing culture, and a strong industrial leadership team in place. We expect continued strong execution upon closing. The team brings a continuous improvement in lean mindset that Gentherm is excited to leverage.

Now let’s turn to slide 9. As we talked about in our January call, there are significant value creation opportunities with this transaction. First, we have identified actionable, near-term, run-rate cost synergies of approximately $25 million through efficiencies in direct materials, indirect purchasing and logistics, as well as supported costs related to the overall company operating model.

As we work closely with the team, we are looking to introduce additional cost-savings initiatives that could increase the run-rate over time. That said, we believe the real power of this combination is in the product and end-market opportunities that are unlocked, and we have strong conviction that together we can greatly accelerate our growth path. This is an area where I have personally spent a significant amount of time, and I want to highlight a few specific examples.

First, Modine brings established commercial relationships and industries that Gentherm has not historically participated in, including commercial vehicle and heavy-duty equipment. Based on early discussions, we expect this will accelerate Gentherm’s progress as we pursue these markets. Furthermore, Modine has footprint in regions like India, which Gentherm has been evaluating over the past year as an area of potential expansion.

As one company, we will now be able to sell directly into these geographies without the need for incremental footprint investment. While we have high levels of confidence in those areas, the most value-creation opportunities relate to product integration, particularly where Gentherm’s valve technology has applicability.

To be more specific, in markets such as power generation, and power generation for data centers specifically, Modine Performance Technologies has a leading position supporting the thermal needs of customers as they build out necessary infrastructure. As part of their solution, valves are required to regulate the flow of fluids and air through the thermal management systems of the power generation architecture, which Gentherm as a premier valve manufacturer, is able to supply.

In addition to supporting power generation needs, Gentherm valves are mission-critical components with applications inside the data center as well. These are tangible and sizable opportunities that we will continue to develop together post-closing.

Merging Gentherm and Modine Performance Technologies opens key new markets for Gentherm’s products, including one experiencing significant growth. Together, our combined capabilities put us in position to capitalize on this expanding opportunity and rapidly scale our highly attractive valves business.

At our January call, I highlighted that in a very short period of time, our collective team identified a commercial synergy funnel of over $100 million. It’s important to note that valves made up more than half of that number, given their broad applicability, mission-critical nature, close adjacency to and integration with the products that Modine Performance Technologies produces today.

These are just a few examples from the initial work we have done, and we expect to significantly increase the funnel size once we close the transaction and are able to work together as one company. These product integration efforts will strengthen our ability to meet the rising demand for a combined mission-critical offerings.

It is important to remember that none of these commercial opportunities were factored into our base assumptions and represent incremental upsides to the transaction. Together, we can accelerate each other’s growth paths and margin improvement beyond what either could accomplish as a standalone business.

We summarized the growth of Gentherm and the power of bringing these two companies together on slide 10. We are charting a new course by creating a company that can grow substantially with differentiated and scalable core technologies. We see a clear path to generating $3.5 billion of revenue and more than a $0.5 billion of earnings by 2030, driven by our disciplined commercial strategies and continued focus on operational excellence. We are on a relentless pursuit to build a more resilient company.

Wrapping up on slide 11, I want to reiterate my excitement about Gentherm’s future. We remain confident in our growth trajectory and look forward to welcoming Modine Performance Technologies later this year. We are focused on closing the transaction and ensuring we hit the ground running on day one. We will update you on our progress throughout the year.

As we enter 2026, our team is invigorated and operating with a clear focus on strategic priorities. We are acting with a strong sense of urgency to build on the momentum achieved in our adjacent market initiatives and margin expansion efforts. We are taking decisive actions to position Gentherm for sustainable, profitable growth and long-term value creation.

With that, I will turn the call back to the operator to begin the Q&A session.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now be conducting a question-and-answer session. [Operator Instructions] Our first question today is coming from Ryan Sigdahl from Craig-Hallum Capital Group. Your line is now live.

Ryan Sigdahl Analyst, Craig-Hallum Capital Group LLC	Q

Hey, good morning, guys. Thanks for taking our questions. I appreciate all the commentary on kind of the current business this year, but also going out to 2030. It’s helpful from a performance standpoint. Want to start with the adjacent end markets, knowing that there is a lot of synergy potential with the merger combination, but curious kind of how you view kind of the next couple quarters if you guys are continuing to lean in there or if there is a better kind of more opportunistic wait and see on certain end markets once you are combined. And then kind of second to that, if you are able to quantify the percentage of revenue in 2026 and 2027 for the expectations you gave that are representative of those adjacent markets.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. So, I will start. Look, we’ll continue to lean into the adjacent markets. I would say home and office, which we previously called Motion Furniture. We are [ph] now calling (00:23:00) home and office as we are getting a lot of pull in that market, driven by trends in health and wellness. So, we’ll continue to lean into that market and just put a little color on that. With the pipeline we have, with the engagements we have, we would expect that home and office would be contributing somewhere between $50 million and $100 million in revenue by 2028.

So very rapid time to revenue and margins are, as we have discussed before, not quite at medical, but above what we have in light vehicle, so accretive there. We will continue to lean into medical. We announced the new product introductions this quarter and submitted the 510(k). We anticipate that that product will begin contributing revenue this year. But look, that product is going to be a leading contributor, we believe, to doubling the size of the medical business before 2030.

And then we continue to see some traction in the other adjacent markets with our climate and comfort solutions for what we would call other mobility, so really around commercial vehicle. So, we are not slowing anything down, Ryan. The attractive part for us with the Modine Performance Technologies mergers is it is a true, what I would say, accelerator for our plans to grow our valve business. Our valve business is very attractive to us. It is above company margins and we want to scale that. And Modine Performance Technologies gives us a really nice runway to scale valves. Jon, anything else you would add?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. Just that, historically said, I think, that the adjacent markets will bring 1 to 2 points of growth year-over-year. I think Bill’s comments are consistent with that. And so, we are certainly not taking the focus off that as we look to close the Modine transaction.

Ryan Sigdahl Analyst, Craig-Hallum Capital Group LLC	Q

Helpful. Then on the footprint realignment, last quarter it was substantially by the end of 2026. Now it is completion in 2027. Has there been a shift out from your expectations from a timing standpoint and what you are all doing from an alignment standpoint? And then second point to that, as I look to 2027, you gave revenue, but not EBITDA expectations. Again, a lot of moving pieces. But are you at least willing to say if margin expansion is expected to accelerate with that revenue growth acceleration as a lot of this alignment and cost efficiencies start to flow through?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah, Ryan, I would say no change to the timing of footprint transitions. And so, we remain on track to be done in 2026 with benefits coming in 2027. So, if you look at the $1.7 billion number next year, which is 10% growth at the midpoint, we didn’t put out an EBITDA number, but we do expect to see the benefits of the footprint transition flow through, as well as the benefits of a more favorable mix, both from pneumatics pricing, as well as the adjacent market becoming a bigger piece. And so, we would expect to see a bit of a step function change in 2027 from a margin perspective.

Ryan Sigdahl Analyst, Craig-Hallum Capital Group LLC	Q

Bill, John, appreciate it. Thanks. Good luck, guys.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Thanks, Ryan.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Thanks, Ryan.

Operator: Thank you. Next question is coming from Matt Koranda from Roth Capital. Your line is now live.

Q

Good morning, guys. This is [ph] Joseph on (00:26:26) for Matt. Thank you again for taking more questions. Just want to hop back on a previous question asked. Flow through, I guess, for 2026 on sales outlooks coming in a little bit lower than expected. Just outside of the realignment on your footprint, is there any other incremental investments we’re kind of factoring in for this year?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

As we look at 2026, just to walk through it, I think the growth from a top line perspective, being in the mid-single digit over the automotive industry volumes. I think as you look at it from a productivity and gross margin perspective, we continue to make progress from within the plans in terms of driving operational rigor. We continue to make progress in driving through material savings to offset pricing. We do have the footprint headwind in the year, which will be relatively consistent with last year.

But we did see that start to increase a little bit towards the end of the year and expect that to continue into 2026. I’d say the only other dynamic out there would just be from an FX perspective. We do see some headwinds from the peso in particular, just how that’s moved in the last couple of months. But other than that, we’re not expecting any sort of incremental investments beyond the footprint piece and are continuing to focus on the adjacent market, which has really just been reallocating internal spend.

Q

Got it. Okay. Thank you. And then as you guys provided the 2027 guide, given Gentherm’s majority of the core revenues coming from automotive, where’s the confidence coming from, if you can just kind of highlight any key line items that you kind of want to highlight for the 2027 guide, excuse me.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. Look, I would say we continue to have strong launch activity. So, we are confident in our core automotive business as we have been. So, we continue to see adoption and penetration of both our climate solutions and our pneumatic solutions. So, we’re confident there. And then we’re also starting to see just some traction in the adjacent markets, right. We’ll start getting contribution, as we said, from new product launches in medical. We’ll start getting contribution more from home and office and the other things we’ve been working on. So, we have very strong visibility. We’re very confident in the 2027 revenue number.

Q

Thank you, Bill. We’ll go ahead and take the rest of ours offline.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Thank you.

Operator: Thank you. [Operator Instructions] Our next question is coming from Luke Junk from Baird. Your line is now live.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Good morning. Thanks for taking the questions. I wanted to start with maybe backwards looking in terms of China specifically. You cited strength across geographies in the quarter. Just hoping to double-click on China and maybe back up and talk about just broadly your China positioning exiting 2025. And then in the near term, just some turbulence from a production standpoint in China, just how you’re thinking about it in terms of the setup for Gentherm. Thank you.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Do you want to take the first part?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. I mean, we saw, I’d say, really strong growth from a China perspective and really across Asia in the fourth quarter. I think the interesting thing, and I think we talked about this on a prior call, but we actually saw strength with the global OEMs in China in the quarter as they increased take rates to expand to not just the passenger seat but the second row as well. And so that changed some of the dynamics there. So, we saw very strong growth above market with both local and global OEMs. And I think we expect that to continue at least through the first half of this year.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah, I would agree with that. And we did remain focused on rebalancing our mix to represent more domestic OEMs in China. We finished the year with about 60%, 60% of our awards in China were domestics. So good progress there. But again, we remain focused on winning with the right business. We’re not interested in buying top line growth. So, we’ll stay focused on shifting the mix. As Jon said that, we saw a big pickup from the global OEMs in China. That was really driven by the China market having a high level of adoption of our products. So that would slow the mix adjusted down a little bit but doesn’t change anything strategically that we’re focused on.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. And then just China near-term, does that contribute at all to your comment that revenue may be a little more back half-weighted or is that just really launch cadence?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

I would say that’s more launch cadence.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Okay. Second, Bill, just hoping to dig into the ThermAffyx patient safety system a little bit more. Assuming you do get FDA approval in the first half, just how quickly you can start to build out that business. I don’t know to what extent you’ve got potential awards in hand or now you’ve got a license to hunt.

And then looking over the next few years, just your comment that this is the – part of the bridge to medical doubling by 2030. Should we assume that there’s more launches like this that are coming that kind of build to that expectation?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. So, I would say we’ve already started the voice of customer in clinical work with the ThermAffyx system. So, we’re already, what I would say, priming the pipeline loop, which is why we anticipate revenues starting this year. So again, this will be a big driver towards us doubling the medical business by 2030.

Adoption curves in medical take a little longer, but we’re already out there in front of that is my feeling and we’ll push that. You absolutely can expect more new product introductions. We anticipate another significant announcement sometime early 2027, and it will once again leverage technology that we’ve been utilizing in the automotive industry for 30 years.

So again, it’ll be another minimal investment leveraging existing technology. But yeah, we’ll continue to refresh that product line.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. And then lastly, you mentioned opportunities within data center for valves. And yeah, just want to expand on that. Would that be liquid cooling or just what would the application there be?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. The application would be liquid cooling. That’s an area we have to explore. I would just say in our work with Modine Performance Technologies on the Power Gen side, that was a market that we gained visibility into.

So, it’s not one we’ve been traditionally in. It’s one that we’re early in understanding. But Modine Performance Technologies gives us a lens and an avenue in, but there are true liquid cooling applications that require valve technology in data centers.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Got it. I’ll leave it there. Thank you.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Thanks, Luke.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Thanks, Luke.

Operator: Thank you. We’ve reached the end of our question-and-answer session. Ladies and gentlemen, that does conclude today’s teleconferencing webcast. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.